NEW CENTURY COMPANIES
                            9835 SANTA FE SPRINGS RD
                           SANTA FE SPRINGS, CA 90670

                              From: David Duquette
                Telephone (562) 906-8455 Facsimile (562) 906-8459

                                 Date 01/27/2006

                           Re: Our File No. 000-09459
                              ---------------------

  New Century Companies, Inc. - Form 10-KSB for the Fiscal Year Ended December 31, 2004 Filed April 1, 2005, Form 10-QSB for the fiscal Quarters Ended March
                31, 2005, June 30, 2005, and September 30, 2005

   Response to SEC comment letter dated November 30, 2005, File No. 000-09459



Dear Mr. Kuhar:

      Set forth below are the Company's responses to the comments and questions in your letter.

Thank you.






Financial Condition, Liquidity, Capital Resources, page 12
----------------------------------------------------------

1. In view of the uncertainties concerning your continued existence as a going concern, the filing should contain a more detailed description of management's specific viable plans intended to mitigate the effect of such conditions and specific viable plans intended to mitigate the effect of such conditions and management's assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented. Please tell us and revise future filings to provide more details of the specific plan of operations, financing/capital needs and expected sources such financing. Disclose how long can you satisfy your liquidity requirements and when you will have to raise new capital. In addition, provide more details of the debt that is in default, plans to correct this situation and the expected impact that this will have on your liquidity.

            Response


The company does not have finite plan for dealing with liquidity issues. We currently operate with only part-time accounting staff as a result of post financial working capital short falls. It is improbable to define a clear plan to overcome these liquidity issues as there can be no assurance that the company will to generate enough sales or find additional financing. We will try to define our discussion in the future a little more clearly.

Item 8A. Evaluation of Controls and Procedures, page 15
----------------------------------------------------------

2. We see that management has concluded that your disclosure controls and procedures "are not effective" as of December 31, 2004. When concluding that your disclosure controls and procedures are not effective, you should clearly describe the basis for this conclusion. Please tell us and revise the filing to include details of why you have concluded they were ineffective and what occurred which lead to this conclusion. This comment also applies to your quarterly filings. In a related matter, please tell us why you indicate in the "Changes in Controls and Procedures" section that ... "no corrective actions with regard to significant deficiencies or material weaknesses were necessary."


            Response
            --------


Management is aware that our controls and procedures are weak as we do not have sufficient personnel for proper check and balances. We will attempt to improve this situation as working capital permits.


Consolidated Financial Statements

1.Organization and Summary of Significant Accounting Policies, page F-6
-----------------------------------------------------------------------

Going Concern, page F-6
-------------------------

3. Please tell us and revise your future filings to provide more specific details of your financial difficulties and your viable plan of operations as required by FRC 607.02, including timeframes to seek additional financing arrangements and to repay outstanding in-default notes. In addition, clearly address your plans to remove the threat for the continuation of the business as a going concern. Detail should be provided of the basis for the statement that you intend to fund operations through increased sales and debt and equity financing arrangements.

            Response
            --------


It is not possible to have a definite plan of action to eliminate the liquidity or going concern issue for reasons stated above. However, we continually try to make arrangements with creditors and note holders to improve our financial condition.


4. We see that you have negotiated with several vendors to obtain a fifty percent reduction in the amounts due those vendors and recorded a gain on forgiveness of $544,000. Please tell us more about there agreements with your vendors. Please explain why the vendors would accept reduced payments and whether they were given any consideration in exchange for the payment reductions. Separately identify any related parties. Please also tell us when the amounts were originally payable and whether the payables relate to any inventory or other assets currently included on your balance sheets. We may have further comment on this accounting and/or your disclosure upon review of your response.



            Response
            --------

As there was no way from cash flow to pay off our trade debt we negotiated with our trade debt to forgive up to 50% of our indebtedness in order to avert a bankruptcy filing. We maintain a good relation ship with most creditors and they were willing to forgive this debt so that they could continue to do business with us in the future with no further consideration.

Inventories, page F-8
-------------------------

5. We note the inventory reserves you recorded to reduce the net realizable value of the inventory. With respect to these reserves, confirm that inventory charges establish a new cost basis for inventory and that charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Refer to SAB Topic 5-BB.

            Response
            --------


Yes, the inventory charges establish a new cost basis as such charges will not be reversal to income in the future.

Exhibit 31.1
--------------

6. We note that the certifications field as part of this exhibit were not in the proper form as paragraph one improperly references "this quarterly report on Form 10-QSB". The required certification must reference the appropriate report type and form. Accordingly, please file an amendment to your Form 10-KSB that includes a currently dated certification that references the appropriate report type and form, i.e. "annual report on Form 10-QSB."

            Response
            --------


We are in process of amending the Exhibit 31-1 of Form 10-KSB, as requested.


     Form 10-QSB for the Quarter Ended June 30, 2005
     -----------------------------------------------

     Condensed Consolidated Financial Statements
     -------------------------------------------

     3. Equity Transactions - Page 19
     --------------------------------



            7. We see on April 12, 2005, you and one of your noteholders (the "noteholder") executed a mutual agreement (the "Extension Agreement") whereby you issued the Noteholders 250,000 shares of your restricted common stock. We also see the Extension Agreement required you to register the shares by August 13, 2005, to pay penalties of 1,000 additional shares being issued for each day of delay up to thirty days and 2,500 additional shares for each day thereafter. Please tell us the following:

      o details about the significant terms of the Extension Agreement. We are especially interested about the nature of registration penalties and your accounting for them;

The CFO of New Century entered in negotiation with the Note holder to waive the registration penalty. The negotiation has been fulfilled on November 10, 2005, when the Note holders agreed in writing to waive the registration penalty contained in paragraph 2 of the Extension Agreement dated April 12, 2005. Therefore, no accounting recognition was considerate appropriate.


      o the nature of the contractual penalties, including any minimum and maximum amounts thereof

            Response
            --------

      The contractual terms for the extension were setup as fallow:

      1. in the case that the Company had receive funding of $2 millions dollars:

            a) $500,000 total cash to be paid to Note holders;

            b) a reduction of the note to $300,000 (with the same security) payable quarterly over 12 month period with interest at 12% and

            c) $200,000 worth of registered New Century shares, with the shares priced at 75% of the average closing prices over the 20 trading days prior to the funding.

      2. the Note holders will receive 250,000 New Century shares. As an accommodation for the extension, if not registered, New Century agrees that the resale of the shares will be registered no later then 7/13/05; any failure to meet that deadline will result in 1,000 additional registered shares being issued for each day of delay up to 30 days of delay and 2,500 additional registered shares for each day of delay thereafter.

      New Century did not receive the $2 million funding. Therefore, only section 2 applied. This section was cancelled per November 10, 2005, See discussion to your previous question.

      o     the payment methods and terms permitted under the agreement.


            Response
            --------

      See discussion to your previous question.

Finally, tell us where the exhibits that include the requested information are located in your filings or why no such exhibits have been files. Please cross-reference your response information to the applicable sections of the exhibits or file all required exhibits. We may have further comments after review of your response.


            Response
            --------

      In order to maintain the confidentiality of our Note holders, No exhibits have been filed. All the information considerate necessary to be disclose by the company management, are included in our discussion, paragraph 3. Equity Transaction - page 19.

            8. We see on April 25, 2005 you issued 300,000 shares of restricted common stock to a holder of the your Cumulative, Convertible, Series D preferred stock ("Series D") under a verbal agreement as the sole consideration and remedy for failure to register the common shares underlying the Series D. Please tell us more about the nature of penalties you will contractually incur if the Series D shares are not registered. Tell us if you could continue to be penalized for the failure to register or maintain effectiveness of your Series D or other equity instruments registration. Finally, tell us where the exhibits that include information about the terms of your Series D preferred stock is located in your filings or why no such exhibits have been filed. Please cross-reference your response information to the applicable sections of the exhibits. We may have further comments after review of your responses.


            Response
            --------

The Preferred shareholders have no registration rights and will be no future penalties associated with the preferred shares. We issued 300,000 restricted common shares as a good faith cause for not registering the underlying shares of the convertible preferred stock.

      New Century Companies, Inc. acknowledge that:

      o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ David Duquette

David Duquette
CEO
















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